EXHIBIT 12.1

THE GOLDMAN SACHS GROUP, INC. and SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND RATIOS OF EARNINGS
TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
($ in millions)

	Six Months
	Ended May	Year Ended November
	2006	2005	2004	2003	2002

Net earnings	$4,791	$5,626	$4,553	$3,005	$2,114
Add:
Provision for taxes	2,422	2,647	2,123	1,440	1,139
Portion of rents representative of an interest factor	66	119	118	120	120
Interest expense on all indebtedness	14,574	18,153	8,888	7,600	8,868

Pre-tax earnings, as adjusted	$21,853	$26,545	$15,682	$12,165	$12,241

Fixed charges (1):
Portion of rents representative of an interest factor	66	119	118	120	122
Interest expense on all indebtedness	14,608	18,161	8,893	7,613	8,874

Fixed charges	$14,674	$18,280	$9,011	$7,733	$8,996

Preferred stock dividend requirements	78	25	—	—	—

Total combined fixed charges and preferred stock dividends	$14,752	$18,305	$9,011	$7,733	$8,996

Ratio of earnings to fixed charges	1.49x	1.45x	1.74x	1.57x	1.36x

Ratio of earnings to combined fixed charges and preferred stock dividends	1.48x	1.45x	—	—	—

(1)	Fixed charges include capitalized interest of $34 million, $8 million, $5 million, $13 million and $6 million as of May 26, 2006, November 25, 2005, November 26, 2004, November 28, 2003 and November 29, 2002, respectively.